November 18, 2005
Submitted Via EDGAR and Facsimile
Yolanda Crittendon
Staff Accountant, Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549

Re:	Capstead Mortgage Corporation (the “Company”)
Form 10-K for the year ended December 31, 2004
File No. 001-08896
Dear Ms. Crittendon:
     Our responses to the staff’s comments in the October 11, 2005 comment letter are set forth below. As discussed with you and Cicely Lucky on November 4, 2005, this response letter supersedes in its entirety our previous response letter dated October 19, 2005. To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our response.
Form 10-K
Exhibit 13
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38
1.	We have read and considered your response to comment 4(a). We continue to believe the use of operating income and operating income per share is confusingly similar to other measures calculated under GAAP. As such, please revise future filings accordingly to label this measure in a manner that is dissimilar to descriptions used under GAAP.

For our September 30, 2005 quarterly report on Form 10-Q, we have removed all references to operating income and operating income per common share. In future filings we may introduce non-GAAP financial measures. We will ensure the labeling of these measures are more clearly dissimilar to descriptions used under GAAP.

2.	In reference to your response to comment 4(b), please revise future filings to explain the reasons why management believes this non-GAAP financial measure provides useful information to investors regarding the Company’s operating performance. Your current disclosure that operating income is used to determine the funds available for reinvestment or distribution indicates that you are using this as a measure of your liquidity. Also tell us what consideration was given to disclosing this non-GAAP information separately from other GAAP information included in your Results of Operations table under a heading clearly labeled as “Other Data”.

As noted above, for our September 30, 2005 quarterly report on Form 10-Q, we have removed all references to operating income and operating income per common share. Should we introduce similar non-GAAP financial measures in future filings, we will provide appropriate disclosure indicating how they are performance measures and present them separately from other GAAP information under a heading clearly labeled as “Other Data”.
     We respectfully submit the foregoing for your consideration in response to your comment letter dated October 11, 2005 (superseding in its entirety our previous response letter dated October 19, 2005). If you have any further questions concerning this filing, please contact me at (214) 874-2380.
Sincerely,
/s/ Phillip A. Reinsch
Phillip A. Reinsch
Chief Financial Officer

cc:	Cicely Lucky — U.S. Securities and Exchange Commission (via facsimile)
Andrew F. Jacobs — Capstead Mortgage Corporation (via facsimile)
David Barbour — Andrews Kurth LLP (via facsimile)
Muriel C. McFarling — Andrews Kurth LLP (via facsimile)
Howard Altshuler — Ernst Young (via facsimile)